

Alf
7-1-2003

SECU[RITIES AND EXCHANGE CO]MMISSION 03051133
Washington, D.C. 20549

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SEC FILE NUMBER
8- 41674

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2002 (MM/DD/YY) AND ENDING April 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

E.J De La Rosa and Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11900 W Olympic Blvd. Suite 500
(No. and Street)

Los Angeles (City) California (State) 90064 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin E. Stern (310) 207-1975
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin E. Stern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.J. De La Rosa and Co., Inc., as of April 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 27 day of May, 2003

Notary Public
Regina Madison

Signature

Principal
Title



REGINA MADISON
COMM. # 1329895
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Comm. Exp. NOV. 12, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
E.J. De La Rosa & Co., Inc.

I have audited the accompanying statements of financial condition of E.J. De La Rosa & Co., Inc. (a California Corporation) as of April 30, 2003 and 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.J. De La Rosa & Co., Inc. as of April 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
May 23, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

E.J. De La Rosa & Co., Inc.
Statements of Financial Condition

Assets

	April 30	
	2003	**2002**
Cash and cash equivalents	$ 4,080,386	$ 1,435,867
Accounts receivable	353,870	321,431
Receivable from clearing firm	624,617	–
Marketable securities, at market	1,890	–
Municipal bonds owned, at market	2,764,546	–
Property and equipment, net of $262,905 and $220,312 accumulated depreciation	228,070	123,368
Prepaid expenses	64,417	42,205
Deferred tax asset	–	2,835
Securities, not readily marketable	–	3,300
Other receivables	359	1,736
Secured demand notes	2,173,858	1,053,350
Total assets	$10,292,013	$ 2,984,092

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable	$ 181,128	$ 83,057
Accrued wages	3,942,238	1,010,829
Due to clearing firm	2,766,933	–
Profit sharing plan payable	480,420	175,245
Payroll taxes payable	83,580	32,987
Income taxes payable	6,459	573
Deferred income taxes	5,549	–
Subordinated liabilities	2,173,858	1,053,350
Total liabilities	9,640,165	2,356,041
Stockholders' equity		
Common stock, no par value; authorized 75,000 shares, 31,939 and 30,981 issued and outstanding on April 30, 2003 and 2002, respectively	174,405	154,983
Contributed capital	50,000	50,000
Retained earnings	427,443	423,068
Total stockholders' equity	651,848	628,051
Total liabilities and stockholders' equity	$10,292,013	$ 2,984,092

The accompanying notes are an integral part of these financial statements.

E.J. De La Rosa & Co., Inc.
Statements of Income

	For the Year Ended April 30	
	2003	**2002**
Revenues		
Underwriting income	$ 11,736,042	$ 4,772,869
Remarketing	473,650	387,677
Financial advisory fees	19,931	16,834
Interest and dividends	51,535	97,314
Unrealized gains (losses)	(1,410)	–
Other	192,444	90,382
Total revenues	12,472,192	5,365,076
Expenses		
Employee compensation and benefits	8,966,647	3,589,521
Underwriting fees	1,955,570	661,653
Communications	89,956	71,740
Occupancy and equipment rental	189,349	171,750
Interest	256,369	152,103
Taxes, other than income	227,466	135,037
Other operating expenses	754,417	537,921
Total expenses	12,439,774	5,319,725
Income (loss) before provision for income taxes	32,418	45,351
Income tax provision		
Income tax provision, including deferred tax of $8,384 and $–0–, respectively	28,043	10,866
Total income tax provision	28,043	10,866
Net income (loss)	$ 4,375	$ 34,485

The accompanying notes are an integral part of these financial statements.

E.J. De La Rosa & Co., Inc.
Statements of Changes in Stockholders' Equity

	Common Stock	Contributed Capital	Retained Earnings	Total
Beginning balance at May 1, 2001	$ 91,117	$ 50,000	$ 388,583	$ 529,700
Issuance of stock	63,866	–	–	63,866
Net income (loss)	–	–	34,485	34,485
Balance at April 30, 2002	$ 154,983	$ 50,000	$ 423,068	$ 628,051
Issuance of stock	19,422	–	–	19,422
Net income (loss)	–	–	4,375	4,375
Balance at April 30, 2003	$ 174,405	$ 50,000	$ 427,443	$ 651,848

The accompanying notes are an integral part of these financial statements.

E.J. De La Rosa & Co., Inc.
Statements of Changes in Liabilities Subordinated to the Claims of General Creditors

	Subordinated debt
Balance at May 1, 2001	$ 940,000
Additions	1,053,350
(Reductions)	(940,000)
Balance at April 30, 2002	$ 1,053,350
Additions	1,493,858
(Reductions)	(373,350)
Balance at April 30, 2003	$ 2,173,858

The accompanying notes are an integral part of these financial statements.

E.J. De La Rosa & Co., Inc.
Statements of Cash Flows

	For the Year Ended April 30	
Cash flows from operating activities:	**2003**	**2002**
Net income (loss)	$ 4,375	$ 34,485
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	42,593	31,494
Valuation of marketable securities to market	1,410	–
(Gain) loss on sale of property	–	(9,500)
(Increase) decrease in:		
Accounts receivable	(226,874)	239,863
Municipal bonds, at market value	(2,764,546)	22,500,000
Receivable from clearing firm	(430,182)	–
Prepaid taxes	–	4,663
Prepaid expenses	(22,212)	89
Deferred income taxes	2,835	–
Other receivables	1,377	(1,586)
(Decrease) increase in:		
Accounts payable	98,071	(72,175)
Income taxes payable	5,886	573
Deferred income taxes	5,549	–
Accrued wages	2,931,409	167,203
Due to clearing firm	2,766,933	(21,961,811)
Profit sharing plan payable	305,175	34,605
Payable to customers	50,593	5,259
Total adjustments	2,768,017	938,677
Net cash and cash equivalents provided by (used in) operating activities	2,772,392	973,162
Cash flows from investing activities:		
Proceeds from sale of property and equipment	–	9,500
Purchase of property and equipment	(147,295)	(70,441)
Net cash and cash equivalents provided by (used in) investing activities	(147,295)	(60,941)
Cash flows from financing activities:		
Issuance of stock	19,422	63,866
Net cash and cash equivalents provided by (used in) financing activities	19,422	63,866
Net increase in cash and cash equivalents	2,644,519	976,087
Cash and cash equivalents at beginning of year	1,435,867	459,780
Cash and cash equivalents at end of year	$ 4,080,386	$ 1,435,867

The accompanying notes are an integral part of these financial statements.

E.J. De La Rosa & Co., Inc.
Statements of Cash Flows

Supplemental disclosure of cash flow information:	**For the Year Ended April 30**	
	2003	**2002**
Cash paid during the year for:		
Interest	$ 256,369	$ 152,103
Income taxes	$ 13,773	$ 5,630

During the year ended April 30, 2003, the company retired $373,350 of subordinated liabilities with $373,350 in secured demand notes and issued $1,493,858 of subordinated liabilities with $1,493,858 in secured demand notes. Also, $3,300 of not readily marketable securities, at cost, were converted to marketable securities, at market value.

During the year ended April 30, 2002, the company retired $940,000 of subordinated liabilities with $940,000 in secured demand notes and issued $1,053,350 of subordinated liabilities with $1,053,350 in secured demand notes.

The accompanying notes are an integral part of these financial statements.

E.J. De La Rosa & Co., Inc.
Notes to Financial Statements

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

E.J. De La Rosa & Co., Inc. (the "Company") was incorporated in the State of California on June 2, 1989. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD"), the Securities Investor Protection Corporation (SIPC) and the Municipal Securities Rulemaking Board ("MSRB"). In September 1990, the Company commenced securities transactions emphasizing municipal bond placements, also offering consulting services to local government predominantly in California. The Company has two locations in California.

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Municipal bonds owned are valued at market value and bonds not readily marketable are valued at fair value as determined by management.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to thirty-nine years (39) years by the straight-line method.

Management has determined that an allowance for uncollectible accounts receivable is not necessary.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and promotion costs are expensed as incurred. For the years ended April 30, 2003 and 2002 the Company charged $16,181 and $38,109, respectively, to other operating expenses for advertising costs.

Income taxes are provided for current taxes payable or refundable (prepaid), and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates. Deferred income taxes are primarily due to different depreciation methods used for financial and tax purposes and timing differences resulting from the deductibility of contributions.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Corporation (FDIC), up to $100,000, or the Securities Investor Protection Corporation (SIPC), up to $500,000. At April 30, 2003 and 2002 the Company had deposits with financial institutions with uninsured cash balances totaling $3,482,095 and $812,167 respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Note 2: MUNICIPAL BONDS OWNED, AT MARKET VALUE

Municipal bonds owned, at market value consist of municipal bonds the company has taken positions in. These positions are often short-term, and subsidized by the clearing firm, often clearing in a few days. At April 30, 2003 the Company had municipal bond positions of $2,764,546, subsidized by the clearing firm with payable of $2,766,933. At April 30, 2002 the Company had no positions.

Note 3: MARKETABLE SECURITIES, AT MARKET VALUE

The marketable securities, at market value consist of corporate stocks at April 30, 2003.

Note 4: PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and summarized by major classifications as follows:

	April 30,	
	2003	2002
Furniture	$ 99,861	$ 84,084
Equipment	189,999	168,650
Automobile	88,369	88,369
Telephone equipment	6,540	–
Leasehold improvements	106,206	2,577
	490,975	343,680
Less accumulated depreciation	(262,905)	(220,312)
Property and equipment, net	$ 228,070	$ 123,368

Depreciation expense for the years ended April 30, 2003 and 2002 was $42,593 and $31,494 respectively.

Note 5: SECURITIES, NOT READILY MARKETABLE

At April 30, 2002 these securities are valued at cost. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum.

Note 6: SECURED DEMAND NOTES

The secured demand notes of $2,173,858 and $1,053,350 at April 30, 2003 and April 30, 2002 respectively, are collateral for the subordinated liabilities (see Note 7). The secured demand notes are primarily collateralized with municipal bonds whose fair market value is in excess of the value of the notes. The stockholders own the municipal bonds, and intend to hold them to maturity as long as the subordinated liabilities exist.

Note 7: SUBORDINATED LIABILITIES

The borrowings under subordination agreements at April 30, 2002 are listed below.

Liabilities subordinated to secured demand note collateral agreement:	
Interest at 10% due February 14, 2003	$ 680,000
Interest at 10% due February 14, 2003	160,000
Interest at 10% due February 14, 2003	213,350
	$ 1,053,350

Note 7: SUBORDINATED LIABILITIES
(Continued)

The borrowings under subordination agreements at April 30, 2003 are listed below.

Liabilities subordinated to secured demand note collateral agreement:	
Interest at 10% due February 14, 2004	$ 680,000
Interest at 10% due December 30, 2005	680,000
Interest at 10% due February 14, 2004	215,350
Interest at 10% due December 30, 2005	213,350
Interest at 10% due February 14, 2004	160,004
Interest at 10% due December 30, 2005	160,004
Interest at 10% due December 30, 2003	32,575
Interest at 10% due December 30, 2005	32,575
	$ 2,173,858

On February 14, 2002 a subordinated note for $100,000 was retired early and a new note for $160,000 was issued. A subordinated note for $45,000 matured on February 14, 2002 and additional subordinated notes for $45,000 and $70,000 were retired early and replaced with a new note for $213,350. Likewise, on February 14, 2002, subordinated notes for $145,000 and $535,000 was retired early and replaced with a new subordinated note for $680,000.

On February 14, 2003, two subordinated notes matured for $213,350 and $160,000, and new notes for $215,350 and $160,004 were issued. On December 30, 2002 , the Company issued new subordinated notes for $680,000, $213,350, $160,004, and $32,575, which mature in 2005, and a subordinated note for $32,575, which matures in 2003.

Interest expense for the year ended April 30, 2003 and 2002 was $142,919 and $96,362, respectively, from these subordinated loans.

The subordinated borrowings are covered by agreements approved by the National Association of Security Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the borrowings may not be repaid.

Note 7: SUBORDINATED LIABILITIES (Continued)

The secured demand notes at April 30, 2003 and 2002 of $2,173,858 and $1,053,350 are collateralized by cash and municipal bonds valued, net of haircuts, at $2,291,868 and $1,171,398 respectively. The collateral securing the demand notes is as follows:

Description	Fair Market Value	Value Net of Haircuts
At April 30, 2003		
Cash and marketable securities	$ 2,526,590	$ 2,291,868
At April 30, 2002		
Cash and marketable securities	$ 1,239,294	$ 1,171,398

Note 8: PROFIT SHARING, 401(K) AND CASH BALANCE PENSION PLAN

The Company's profit sharing plan covers all eligible employees of the Company. The plan was effective on May 1, 1990 and was amended on April 15, 2003 to include a 401(k) plan. All contributions to the plan are made at the discretion of the Company. Total contributions made for the years ended April 30, 2003 and 2002 were $247,720 and $175,831, respectively.

On May 1, 2002 the Company initiated a cash balance pension plan which requires the company to make minimum pension contributions for the officers and the employees. This plan requires the Company to contribute at least $231,000 plus, 3% of compensation less the allocated profit sharing and 401(k) contributions, to its officers, and the greater of $100 or, 3% of compensation less the allocated profit sharing and 401(k) contributions, to its employees. Total contributions for the year ended April 30, 2003 was $231,700.

Note 9: COMMITMENTS

The Company has entered into an operating lease agreement and a sublease agreement for two office spaces in Los Angeles under a noncancellable lease which commenced in August 1994 and expires on August 31, 2006.

Note 9: COMMITMENTS (Continued)

The future minimum lease expenses are:

April 30,	
2004	$ 165,943
2005	172,580
2006	179,484
2007	62,014
Thereafter	–
	$ 580,021

The Company also entered into an operating lease agreement for an office spaces in San Francisco under a noncancellable lease which commenced in March 31, 2003 and expires on March 31, 2007.

The future minimum lease expenses are:

April 30,	
2004	$ 36,624
2005	38,269
2006	40,104
2007	42,128
Thereafter	–
	$ 157,125

Total rent expense for the years ended April 30, 2003 and 2002 was $189,350 and $171,750 respectively.

The Company is currently subleasing the subleased space to its current occupant. Future minimum revenues from this space are:

April 30,	
2004	$ 43,059
2005	44,781
2006	46,573
2007	19,405
Thereafter	–
	$ 153,818

Note 10: RELATED PARTY TRANSACTIONS

During the year ended April 30, 2002, the company sold a fully depreciated car to one of its officers for $9,500. This amount was considered fair market value and is included in other income.

Note 11: INCOME TAXES

The Company presently computes taxes on income based on the Financial Accounting Standards Board (FASB) Statement No. 109, "Accounting for Income Taxes". Under the standard, deferred taxes assets and liabilities represents the tax effects, calculated at currently effective tax rates, of future adjustments of taxable amounts attributable to events that have been recognized on a cumulative basis in the financial statements.

The provision for income taxes consist of the following components:

	April 30	
	2003	2002
Current:		
Federal	$ 10,513	$ 6,188
State	9,146	4,678
Total current taxes	19,659	10,866
Deferred tax expense	8,384	–
Total provision	$ 28,043	$ 10,866

Note 12: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on April 30, 2003 and 2002, the Company's net capital of $2,005,210 and $1,406,525, exceeded the minimum net capital requirement of $313,291 and $100,000 by $1,691,919 and $1,306,525 respectively, and the Company's ratio of aggregate indebtedness to net capital was 2.34 to 1 and 0.93 to 1, respectively, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

E.J. De La Rosa & Co., Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1

Computation of net capital

	April 30	
	2003	**2002**
Stockholders' equity		
Common stock	$ 174,405	$ 154,983
Contributed capital	50,000	50,000
Retained earnings	427,443	423,068
Total stockholders' equity	651,848	628,051
Add: Additions to capital		
Subordinated liabilities	2,173,858	1,053,350
Deferred income tax	5,549	–
Total capital and allowable subordinated loans	2,831,255	1,681,401
Less: Non allowable assets		
Accounts receivable	(249,353)	(75,200)
Property and equipment, net	(228,070)	(123,368)
Prepaid expenses	(64,417)	(42,205)
Deferred tax assets	–	(2,835)
Other receivables	(359)	(1,736)
Total subtractions	(542,199)	(245,344)
Net capital before haircuts on securities	2,289,056	1,436,057
Less: Haircuts securities		
Haircuts on securities	(168,257)	(29,532)
Haircuts on money markets	(79,642)	–
Undue concentration	(35,947)	–
Total haircuts on securities	(283,846)	(29,532)
Net Capital	2,005,210	1,406,525
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	313,291	86,846
Minimum dollar net capital required	100,000	100,000
Net capital required (greater of above)	313,291	100,000
Excess (deficit) net capital	$ 1,691,919	$ 1,306,525
Percentage of aggregate indebtedness to net capital	2.34 : 1	0.93 : 1

There was a $5,545 immaterial difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 reports dated April 30, 2003, due to deferred income taxes and rounding.

There was a $3 immaterial difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 reports dated April 30, 2002 due to rounding.

See independent auditor's report.

E.J. De La Rosa & Co., Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

A computation of reserve requirements is not applicable to E.J. De La Rosa & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

E.J. De La Rosa & Co., Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3

Information relating to possession or control requirements is not applicable to E.J. De La Rosa & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

E.J. De La Rosa & Co., Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended April 30, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
E.J. De La Rosa & Co., Inc.

In planning and performing my audit of the financial statements of E.J. De La Rosa & Co., Inc. for the year ended April 30, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by E.J. De La Rosa & Co., Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at April 30, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
May 23, 2003